Sub-Item 77E:  Legal Proceedings

1.   Tribune Company Bankruptcy Proceeding

Nationwide S&P 500 Index Fund, a series of Nationwide Mutual Funds, and NVIT S&P
500 Index Fund, a series of Nationwide Variable Insurance Trust (together, the
"Funds"), are defendants in two suits relating to the Tribune bankruptcy [in the
United States District Court for the Southern District of Ohio, Deutsche Bank,
et al. v. American Electric Power, et al., No. 11-cv-358], called the Deutsche and Fitzsimons suits ("the Actions").  These suits have been consolidated with dozens of others in a multi-district litigation ("MDL") pending in the U.S.
District Court for the Southern District of New York.  The Actions relate to the
2007 leveraged buyout ("LBO") of Tribune Company ("Tribune"), in which Tribune purchased from Tribune's shareholders, including the Funds, all of their outstanding stock.  (Tribune recently has emerged from bankruptcy in the
Bankruptcy Court for the District of Delaware.)  In the Actions, different
Tribune creditors -- comprised of (1) holders of pre-LBO debt of Tribune, and
(2) a committee of unsecured creditors from the bankruptcy -- seek to disgorge the monies received by the Tribune shareholders which, like the Funds, sold their stock as part of the LBO, on a theory of fraudulent conveyance.  There are thousands of defendants involved in this and similar suits pending in the MDL.

Fitzsimons has been stayed and there is no indication as to when this proceeding will move forward.  Briefing in connection with a motion to dismiss the Deutsche case is currently underway; a decision is not expected until summer 2013.  If this motion is granted, the Deutsche suit will be dismissed and, presumably, the
Fitzsimons suit (which is not subject to the defense asserted in the Deutsche suit) will go forward.  If the motion is not granted, there will be a second round of motions to dismiss in Deutsche, but it is not clear that the Funds will have any basis to seek dismissal at that juncture.  Once the dust settles in connection with the motion to dismiss briefing, the case(s) will likely move forward into discovery if settlement does not occur.

A settlement offer was made by the collective plaintiffs in both actions, but this offer was declined, which is believed to be the case with the vast majority of institutional defendants such as the Funds.  The amount that the Nationwide
S&P 500 Index Fund received in the LBO for the purchase of all of the Nationwide
S&P 500 Index Fund's stock in Tribune is $572,526; and the amount that the NVIT
S&P 500 Index Fund received in the LBO for the purchase of all of NVIT S&P 500
Index Fund's stock in Tribune is $495,278.  Plaintiffs seek to recover this amount with some amount of accompanying interest dating to the date of the LBO in 2007.

2.   Lehman Brothers Insolvency Proceeding

The Nationwide Bond Index Fund ("NBIF"), a series of Nationwide Mutual Funds, has received a demand from the trustee in the Lehman Brothers insolvency proceeding
(the "LBI Trustee") to return $272,279.48 (which is 76% of the full amount that
NBIF received).  We understand that, as part of the Lehman bankruptcy proceedings,
BlackRock Financial Management ("BlackRock") on behalf of BlackRock's managed funds, including NBIF, entered into an agreement with Lehman Brothers, Inc.
("LBI").  The agreement with LBI provided that BlackRock would net all of the positions that BlackRock's managed funds held with LBI and then either pay over the balance still due to LBI or, if payment was due to BlackRock, BlackRock would file a claim on behalf of BlackRock's managed funds.  NBIF was entitled to a payment from LBI (NBIF was in a net positive position).  BlackRock paid NBIF using a portion of the funds that BlackRock collected from BlackRock's managed funds that owed LBI money (funds that were net negative with LBI).  The LBI
Trustee now is seeking to have NBIF return the funds that NBIF received because the LBI Trustee believes that this payment was an improper setoff.  BlackRock is representing NBIF in the negotiations with the LBI Trustee.  As of December 8,
2011, the LBI Trustee's demand was 76% of the amount received ($272,279.48).

BlackRock subsequently executed a settlement agreement with the LBI Trustee on
May 29, 2012.  The material terms of the settlement agreement provided that participating clients of BlackRock, including NBIF, would return to the Trustee approximately 76% of the monies that these BlackRock clients received under the netting and/or assignment agreements (the "Agreements").  In return, these participating clients would receive a release from LBI from any liability associated with the Agreements and an unsecured claim against LBI in the amount that would be returned to the Trustee.

NBIF participated in the LBI-BlackRock settlement, and, on July 6, 2012, wired
BlackRock payment in the amount of $272,512.61 (the "Required Amount") from
NBIF's portfolio to an escrow account that has been established by BlackRock
(the "Escrow Account").  The settlement was approved by the United States
Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court")
on September 15, 2012.  Thus, NBIF has an unsecured claim against LBI as a result of the settlement in the amount of $272,512.61 and a release from liability in connection with the TBA transactions that were resolved pursuant to the settlement agreement.